August 16, 2006






VIA FACSMILE AND EDGAR
----------------------

Ms. April Coleman
Staff Accountant
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549



                  RE:      GigaMedia Limited (File No. 000-30540)
                           Form 20-F for the Fiscal Year Ended December 31,
                           2005
                           Form 6-K Filed on March 24, 2006
                           Form 6-K Filed on May 17, 2006
                           ------------------------------


Dear Ms. Coleman:


                  Further to our conversation today on behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the "Company"), the Company hereby requests an extension of time (beyond the August 18 response date previously discussed with you) to respond the comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F and Forms 6-K filed by the Company set forth in your letter dated July 20, 2006 (the "Comment Letter"). The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than September 8, 2006. As we discussed, the Company intends to file an

Ms. April Coleman
August 16, 2006
Page 2 of 2



amended Form 20-F reflecting these comments once all comments are resolved.


                  If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps' Hong Kong office at +852 3740 4710. You may also contact Skadden, Arps' New York Office at (212) 735 3000 and ask to be transferred.

                                                     Sincerely,



                                                     /s/ Alec P. Tracy

cc:      Arthur M. Wang
         Chief Executive Officer
         GigaMedia Limited

         Thomas T. Hui
         Chief Financial Officer
         GigaMedia Limited